May 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:                 Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:     Antero Resources Midstream Management LLC (the “Company”)
Registration Statement on Form S-1
File No. 333-316975

Dear Ms. Ransom:

As the representatives of the several underwriters of the Company’s proposed public offering of up to 42,837,500 common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington D.C. time, on May 3, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 24, 2017, through the date hereof:

Preliminary Prospectus dated April 24, 2017:

3,372 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

MORGAN STANLEY & CO. LLC

BARCLAYS CAPITAL INC.

J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Daniel E. Welch
	Name:	Daniel E. Welch
	Title:	Vice President

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
	Name:	Geoffrey Paul
	Title:	Managing Director

[Signature Page to Acceleration Request]